Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 28, 2025, with respect to the consolidated financial statements of PMGC Holdings, Inc, for the year ended December 31, 2024, in this Registration Statement on Form S-1 of PMGC Holdings, Inc. filed with the Securities and Exchange Commission. Our report dated March 28, 2025, contains an explanatory paragraph describing an uncertainty about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HTL International, LLC

Houston, Texas

September 19, 2025